EXHIBIT 21
SUBSIDIARIES OF CAPITALSOUTH BANCORP

	State of	Additional
Name	Organization	Trade Name
CapitalSouth Bank	Alabama	Banco Hispano
CapitalSouth Insurance, Inc.	Alabama	—
BOA Mortgage Company LLC	Alabama	—
Security Mutual Financial	Alabama	—
Financial Investors Statutory Trust I	Connecticut	—
Financial Investors Statutory Trust II	Delaware	—